Five Oaks Investment Corp. c/o Hunt Investment Management, LLC 230 Park Ave 9th Floor New York, NY 10169 Tel: 212 588 2049

May 10, 2018

Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.

Form 10-K for the Fiscal Year Ended December 31, 2017, filed March 16, 2018 (“2017 10-K”) File No. 001-35845

Dear Ms. Marrone

This letter is submitted by Five Oaks Investment Corp. (the “Company” or “we”) in response to the supplemental letter dated April 27, 2018 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the year ended December 31, 2017, filed March 16, 2018 (File No. 001-35845).

The text of each comment contained in the Staff’s supplemental letter is set forth in italics below, followed by the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2017 Highlights, page 39

1.	We note your response to our prior comment 1. Please clarify if the denominator used in your calculation of economic loss on common equity represents the beginning book value per common share for the period and if so, disclose this fact and the associated amount in future filings.

RESPONSE: We confirm that the denominator used in this calculation is indeed the net book value per common share at the beginning of the period, and we will disclose this fact in future filings. With regard to disclosure of the associated amount, we have undertaken a review of the filings of a number of companies that we generally consider to be among our peer group in order to better understand market norms. We note that, while the manner in which companies generally define economic return varies somewhat, it does not appear to be the case that disclosure of the actual number is common market practice. Since our quarterly financial filings already disclose the net book value per share at the close of each period (and thus at the beginning of the next), by clarifying the definition of economic return, we respectfully consider that we will be providing adequate disclosure for any reader of the financial statements in respect of this measure.

Please contact the undersigned at (212) 588 2049 or david.oston@huntcompanies.com with any questions.

Very truly yours,

FIVE OAKS INVESTMENT CORP.

By:	/s/ David Oston
Name: David Oston
Title: Chief Financial Officer